CODE: $1425
LANCE P. MAISS
(State Bar No. 4683)
MAISS LAW GROUP LTD
1575 Delucchi Lane, Suite 115
Reno, Nevada 89502
Telephone No.: (775) 657-8160
Attorneys for Plaintiff

IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA

IN AND FOR THE COUNTY OF WASHOE

VIROPRO, INC., a Nevada corporation,

Plaintiff,

vs.

KENNETH A. SORENSEN, an individual; MICHELLE LEANNE EDYTHE PEAKE, an individual; DOES 1 -10 and ROE CORPORATIONS 1 - 10, inclusive,

Defendants.

Case No.

Dept. No.

COMPLAINT

COMES NOW, Plaintiff VIROPRO, INC., a Nevada corporation, by and through its counsel, Maiss Law Group Ltd, and for its complaint against Defendants KENNETH A. SORENSEN and MICHELLE LEANNE EDYTHE PEAKE, alleges the following:

GENERAL ALLEGATIONS

1. Plaintiff VIROPRO, INC. is a Nevada corporation duly organized and existing under the laws of the State of Nevada, with its principal place of business in Washington, D.C.

2. Defendant KENNETH A. SORENSEN is a director of Plaintiff and believed to be a resident of the State of New York.

3. Defendant MICHELLE LEANNE EDYTHE PEAKE is a director of Plaintiff and believed to be a resident of Malaysia.

Viropro and its Management

4. Plaintiff's current business began in 2004 (entity formation in 1982), focusing on the discovery and development of potential therapeutic monoclonal antibodies directed specifically to disease causing problems.

5. Plaintiff is a publicly-traded company, currently listed on the OTC Pink under the ticker "VPRO."

6. Plaintiff's current Board of Directors (BOD) is comprised of four (4) members:

Cynthia Ekberg Tsai, Chairman

Richard Serbin

Kenneth A. Sorensen

Michelle Leanne Edythe Peake

Ms. Tsai is also the President and Chief Executive Officer of Plaintiff, while Ms. Peake is the former Chief Executive Officer of Alpha Biologics Sdn. Bhd., a subsidiary of Plaintiff.

Appointment and Qualification of Sorenson

7. On or about October 17, 2012, Defendants were appointed as Directors of Plaintiff, subject to confirmation of their qualification to properly serve in such a capacity.

8. A requirement by Plaintiff for qualification as a Director was completion of a "Conflict of Interest Disclosure" ("First Disclosure Form"), which was provided to the Defendants.

9. On or about May 21, 2013, at a BOD meeting, the First Disclosure Form was confirmed to have been circulated to Defendants.

10. Despite the requirement, Defendant SORENSEN failed to submit the First Disclosure Form until September 24, 2013, to which he failed to disclose his other business interests and potential conflicts of interest.

11. After discovering that Defendant SORENSEN was either an owner, officer, director, or otherwise involved with the following companies: Array Capital Management, LLC, TeraDiscoveries, and Halcyon Cabot Partners, Ltd., Plaintiff again requested that Defendant SORENSEN provide full disclosure and complete his qualification.

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

12. Thereafter, in early October, 2013, Plaintiff circulated an updated disclosure form to the Defendants ("Second Disclosure Form").

13. Defendant SORENSEN never completed the Second Disclosure Form.

14. On or about October 17, 2013, Defendants' terms as Directors expired, subject to either re-election/appointment or replacement.

Amendment to Section 3.3 of ByLaws

15. As a result of the frequent failure to appear at BOD meeting by Defendant SORENSEN, on or about August 16, 2013, the BOD passed a resolution to amend Section 3.3 to provide that if a Director missed more than two consecutive regularly-scheduled board meetings, the Director would be removed.

Defendants Move to Oust Chairman/CEO/President Tsai and Director Serbin

16. Even though the amendment to Section 3.3 of the Bylaws only involved regularly-scheduled BOD meetings, Defendant SORENSEN called for a special meeting on two occasions, the first of which no Director even attended, and the second to which both Chairman/CEO/President Tsai and Director Serbin were unable to attend.

17. At the special BOD meeting that was actually held by Defendants on or about October 24, 2013, a vote was passed solely by Defendants to oust Chairman/CEO/President Tsai and Director Serbin for failing to comply with the newly-amended Section 3.3 of the Bylaws.

18. Additionally, Defendants voted to terminate for cause Tsai's employment agreement with Plaintiff as CEO/President.

19. That same day, Defendants attempted to file a Form 8-K with the Securities and Exchange Commission through Southridge Services, declaring that termination and removal of Tsai as an officer and removal of Tsai and Serbin as Directors.

20. Due to the highly unusual circumstances, Southridge Services refused to file the Form 8-K until a change in management and control of Plaintiff could be confirmed.

Harm to Plaintiff Viropro

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

21. With the acts taken by Defendants, Plaintiff has suffered and will continue to suffer the following: lack of proper governance and management of Plaintiff; potential loss of significant current and future transactions; and the risk of legal exposure.

Viropro's Governing Documents

22. The Articles of Incorporation provide, among other things, the following:

> Board of Directors. **A majority of the board of directors shall be necessary to constitute a quorum**; and, when so constituted, the board shall be authorized to transact such business as may be delegated to it by the stockholders and whenever the board of directors shall be so assembled and act as a board, either within or without the State of Nevada, any action taken shall be the action of the board of directors and shall be binding upon the corporation, provided that three days prior notice, given either orally or in writing, of the time and place of the meeting **and of the nature of the business proposed to be transacted shall have been given to the entire board of directors**, unless such notice be waived as hereinafter provided. Any director may waive notice of any meeting; and in the event of such waiver, notice shall be in writing or a written memorandum shall be made of an oral waiver of notice.
>
> Term of Office: The term of office of all director and officers shall be **one year, provided all directors and officers shall hold office until their successors are duly elected and qualified.**

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

Removal of Officers: Any officer or **director of this corporation may be removed at any time without cause in the manner provided by the laws of the State of Nevada for the removal of such officer or director, or by a majority vote of the outstanding stock of the corporation** at any special meeting of the stockholders called for that purpose as herein provided.

Bylaws: **The board of directors of the corporation shall have authority to adopt such by-laws** as in their judgment may be deemed necessary or advisable for the management and transaction of the business of the corporation **provided that such by-laws are not in conflict with these articles of incorporation** or the constitution of the State of Nevada.

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

23. The Bylaws provide, among other things, the following:

Section 3.1 Number and Term of Office

The number of directors who shall constitute the whole be such number not less than three (3) nor more than twenty five (25) as the Board of Directors shall the time have designated. **Each director shall be selected for a term of one year and until his successor is elected and qualified**, except as otherwise provided herein or required by law. . .

Section 3.2 Vacancies

If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office although less than a quorum, may elect a successor for the unexpired term and until his successor is elected and qualified.

Section 3.4 Special Meetings

Special meetings of the Board of Directors **may be called by one-third of the directors** then in office or by the chief executive officer and shall be held at such place, on such date and at such time as they or he shall fix. Notice of the place, date and time of each such special meeting shall be given by each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing the same not less than eighteen hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.5 Quorum

At any meeting of the Board of Directors, a majority of the total number of the whole board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

place, date or time, without further notice or waiver thereof.

FIRST CLAIM FOR RELIEF

(Breach of Fiduciary Duties)

24. Plaintiff realleges the allegations set forth in paragraphs 1 through 23 as though fully set forth herein.

25. In their positions as Directors, Plaintiff possessed a right to expect trust and confidence in the integrity and fidelity by Defendants.

26. Thus, Defendants owed a fiduciary duty to Plaintiff.

27. Defendants breached that duty through their intentional misconduct and fraud by (a) purposely holding a special BOD meeting knowing that BOD Chairman Tsai and Director Serbin would be unable to attend; (b) taking purported actions on behalf of the BOD without a quorum; (c) knowingly misapplying Section 3.3 of the Bylaws to a special BOD meeting when Section 3.3 only applies to regularly-scheduled BOD meetings; (d) circumventing the Articles of Incorporation's requirements for removal of Directors by attempting to oust Chairman Tsai and Director Serbin as Directors of Plaintiff (in turn circumventing the rights of the shareholders); and (e) finally attempting to disseminate the ouster publicly.

28. As a result, Plaintiff has suffered damages in excess of $10,000.00.

29. Since Defendant's conduct amounted to fraud, Plaintiff is entitled to punitive damages in excess of $10,000.00.

30. As a further result, Plaintiff is entitled to its attorney's fees and costs for prosecuting this claim for relief.

SECOND CLAIM FOR RELIEF

(Declaratory Relief Against Defendant SORENSEN)

31. Plaintiff realleges the allegations set forth in paragraphs 1 through 30, as though fully set forth herein.

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

32. By his own conduct, Defendant SORENSEN was never properly qualified as a Director.

33. Plaintiff is therefore entitled to a judicial declaration of its rights and a finding that Defendant SORENSEN is not a Director of Plaintiff and has no such authority to act as such.

34. As a further result, Plaintiff is entitled to its attorney's fees and costs for prosecuting this claim for relief.

<u>THIRD CLAIM FOR RELIEF</u>

(Declaratory Relief Against Defendants)

35. Plaintiff realleges the allegations set forth in paragraphs 1 through 34, as though fully set forth herein.

36. Defendants improper use of Section 3.3 of the Bylaws and subsequent acts to oust Directors Tsai and Serbin has raised a question regarding the construction and/or validity therein.

37. Plaintiff is therefore entitled to a judicial declaration of its rights and a finding that Section 3.3 of the Bylaws is (a) contrary to the Articles of Incorporation and thus ineffective; (b) if found to be effective, applies only to regularly-scheduled BOD meetings, not special meetings and applies to Directors that miss more than two consecutive meetings.

38. As a further result, Plaintiff is entitled to its attorney's fees and costs for prosecuting this claim for relief.

<u>FOURTH CLAIM FOR RELIEF</u>

(Injunction)

39. Plaintiff realleges the allegations set forth in paragraphs 1 through 38 as though fully set forth herein.

40. Defendants previous and continuing acts interfering with the management of Plaintiff will cause irreparable harm in which a remedy at law will be inadequate.

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

41. The competing interests of Plaintiff and Defendants favor Plaintiff since Defendants' continued acts will jeopardize VIROPRO's management, value, potential contracts, increasing the risk of legal liability, while it appears that Defendants will not suffer any hardship.

42. Plaintiff enjoys a reasonable probability of success on the merits of its causes of action against Defendants.

43. Thus, Plaintiff is entitled to a permanent injunction against Defendants to:

1. cease and desist from acting any further on behalf of Plaintiff VIROPRO as Directors or in any other capacity;

2. prohibit any interference with Directors Tsai and Serbin to continue in their roles as Directors and/or Officers in the best interests of Plaintiff and its shareholders until the shareholders determine otherwise.

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160

FIFTH CLAIM FOR RELIEF

(Civil Conspiracy)

44. Plaintiff realleges the allegations set forth in paragraphs 1 through 43, as though fully set forth herein.

45. Defendants, by acting in concert in breaching their fiduciary duties, intended to accomplish an unlawful objective for the purpose of harming Plaintiff for their own personal gain.

46. As a result, Plaintiff has suffered damages in excess of $10,000.00.

47. As a further result, Plaintiff entitled to attorney's fees and costs for prosecuting this claim for relief.

WHEREFORE, Plaintiff VIROPRO prays for judgment against Defendants as follows:

1. Compensatory damages in excess of $10,000.00;
2. Punitive damages in excess of $10,000.00;
3. For declaratory relief as set forth above;
4. For injunctive relief as set forth above; and
5. For such other and further relief as the Court may deem just and proper.

AFFIRMATION

The undersigned does hereby affirm that the preceding document does not contain the social security number of any person.

DATED this 27th day of October, 2013.

MAISS LAW GROUP LTD

By: ______________________

Lance P. Maiss
1575 Delucchi Lane Suite 115
Reno, NV 89502
(775) 657-8160
Attorney for Plaintiff

Maiss Law Group Ltd
1575 Delucchi Lane Suite 115
Reno, Nevada 89502
(775) 657-8160